UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2015

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 819047 101	Page 2 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

Schedule 13D/A

CUSIP No. 819047 101	Page 3 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D/A

CUSIP No. 819047 101	Page 4 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Malted Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D/A

CUSIP No. 819047 101	Page 5 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D/A

CUSIP No. 819047 101	Page 6 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D/A

CUSIP No. 819047 101	Page 7 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D/A

CUSIP No. 819047 101	Page 8 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): CO

Schedule 13D/A

CUSIP No. 819047 101	Page 9 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D/A

CUSIP No. 819047 101	Page 10 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,954,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

21.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): IN

Schedule 13D/A

CUSIP No. 819047 101	Page 11 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,963,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,963,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,963,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

22.0% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2015

(14)	Type of Reporting Person (See Instructions): IN

Schedule 13D/A

CUSIP No. 819047 101	Page 12 of 20 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Amendment is being filed by Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), LGP Malted Coinvest LLC, a Delaware limited liability company (“Malted”), GEI Capital VI, LLC, a Delaware limited liability company (“Capital”), Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”), J. Kristofer Galashan, and Jonathan D. Sokoloff (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Amendment, attached hereto as Exhibit 7.5 (the “Joint Filing Agreement”).

As of the date of this statement, (i) GEI VI is the record owner of 118,538 shares of A-Common and 4,647,613 shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common”) (ii) GEI Side VI is the record owner of 2,840,627 shares of A-Common, and (iii) Malted is the record owner of 347,881 shares of B-Common. GEI VI’s principal business is to pursue investments, and GEI Side VI is an affiliated fund of GEI VI. Malted’s principal business is to invest in securities of the Issuer. Capital is the general partner of GEI VI and GEI Side VI. Capital’s principal business is to act as the general partner of GEI VI and GEI Side VI. Holdings is a limited partner of GEI VI and GEI Side VI. Holdings’ principal business is to serve as a limited partner of GEI VI and GEI Side VI. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI VI, GEI Side VI and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the management company of Malted and other similar entities. Due to their relationships with GEI VI, GEI Side VI, and Malted, each of Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the A-Common and B-Common beneficially owned by GEI VI, GEI Side VI, and Malted. As such, Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such shares of common stock. Each of Capital, Holdings, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of common stock.

Schedule 13D/A

CUSIP No. 819047 101	Page 13 of 20 Pages

Jonathan D. Sokoloff and J. Kristofer Galashan directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI VI, GEI Side VI, Malted, Capital, Holdings, LGP, LGPM, and/or Peridot. Each of Messrs. Sokoloff and Galashan is a partner of LGP, Mr. Sokoloff is a director of the Issuer, and each of Messrs. Sokoloff and Galashan may be deemed to have shared voting and investment power with respect to the shares of common stock beneficially owned by GEI VI, GEI Side VI, and Malted. As such, Messrs. Sokoloff and Galashan may be deemed to have shared beneficial ownership over such shares of common stock. Messrs. Sokoloff and Galashan, however, disclaim beneficial ownership of such shares of common stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI VI, GEI Side VI, Malted, Capital, Holdings, LGP, LGPM, or Peridot.

Each of Messrs. Sokoloff and Galashan is a partner of LGP, and Mr. Sokoloff is a member of the board of directors of the Issuer.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons, other than Messrs. Sokoloff and Galashan, is organized under the laws of Delaware. Mr. Sokoloff is a United States citizen. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan, Michael J. Kirton, and Adrian Maizey is a United States citizen. Each of Messrs. Galashan and Kirton is a Canadian citizen. Mr. Maizey is a UK and South African citizen.

Schedule 13D/A

CUSIP No. 819047 101	Page 14 of 20 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On November 13, 2015, GEI VI, GEI Side VI, Malted (GEI VI, GEI Side VI, and Malted, collectively, the “LGP Stockholders”), and certain other parties (the LGP Stockholders and such certain other parties, individually, a “Stockholder” and collectively, the “Stockholders”) entered into a trading agreement (the “Trading Agreement”). The Trading Agreement provides a mechanism for the orderly sale of the Issuer’s A-Common by the Stockholders in the event any or all of the Stockholders determine, from time to time during the term of the Trading Agreement, to sell such shares.

Pursuant to the Trading Agreement, and except as described below, to the extent any Stockholder desires to trade the Issuer’s A-Common, such Stockholder agrees to first notify the other Stockholders, which have the right to vote to approve or reject the proposed trade of such A-Common. No trade may occur without the approval of shares of A-Common and B-Common combined held by Stockholders representing at least 66 2/3% of the total number of shares of A-Common and B-Common combined held by the Stockholders. All Stockholders will have the right to participate in an approved trade.

Each Stockholder may, however, trade up to an aggregate of 50,000 shares of A-Common per trading day, in one or more trades, without seeking approval of the other Stockholders. This trading exemption applies to each Stockholder in the aggregate, whether or not the Stockholder, as defined, is one stockholder or a series of affiliated stockholders.

The Trading Agreement remains in effect through May 9, 2016, and may be extended by the Issuer’s board of directors for another 6-month period. The Trading Agreement is filed as Exhibit 7.9. Mr. Galashan’s shares of A-Common are separately subject to the trading restrictions and internal compliance policies applicable to the personnel of LGP.

Except as disclosed in this Item, none of the LGP Stockholders, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of this Amendment. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Schedule 13D/A

CUSIP No. 819047 101	Page 15 of 20 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	7,963,659	0	7,954,659	21.9%
GEI Side VI	7,963,659	0	7,954,659	21.9%
Malted	7,963,659	0	7,954,659	21.9%
Jonathan D. Sokoloff	7,963,659	0	7,954,659	21.9%
J. Kristofer Galashan	7,963,659	9,000	7,963,659	22.0%
Other Reporting Persons	7,963,659	0	7,954,659	21.9%

*	All share numbers presented in this table assume full conversion of B-Common to A-Common.

(c)	None of the Reporting Persons has effected any transactions involving the A-Common in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

As stated above, on November 13, 2015, the Stockholders entered into a Trading Agreement. For further information, see Item 4, and the Trading Agreement, filed as Exhibit 7.9.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Trading Agreement filed herewith as Exhibit 7.9 and incorporated herein by reference.

Schedule 13D/A

CUSIP No. 819047 101	Page 16 of 20 Pages

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.4	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.5	Joint Filing Agreement, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.6	Identification of Members of the Group, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.7	Power of Attorney, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on August 10, 2015).

7.9	Trading Agreement, dated and effective as of November 13, 2015.

Schedule 13D/A

CUSIP No. 819047 101	Page 17 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete, and correct.

Dated as of November 13, 2015

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher
Vice President – Tax

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher
Vice President – Tax

LGP Malted Coinvest LLC
By: Peridot Coinvest Manager LLC, its Manager
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher
Vice President – Tax

GEI Capital VI, LLC

By:	/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher
Vice President – Tax

Green VI Holdings, LLC

By:	/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher
Vice President – Tax

Schedule 13D/A

CUSIP No. 819047 101	Page 18 of 20 Pages

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher
Vice President – Tax

LGP Management, Inc.

By:	/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher
Vice President – Tax

Peridot Coinvest Manager LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher
Vice President – Tax

/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher, as Attorney-in-Fact for
Jonathan D. Sokoloff

/S/ LANCE J.T. SCHUMACHER
Lance J.T. Schumacher, as Attorney-in-Fact for
J. Kristofer Galashan

Schedule 13D/A

CUSIP No. 819047 101	Page 19 of 20 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.4	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.5	Joint Filing Agreement, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.6	Identification of Members of the Group, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.7	Power of Attorney, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on August 10, 2015).

7.9	Trading Agreement, dated and effective as of November 13, 2015.

Schedule 13D/A

CUSIP No. 819047 101	Page 20 of 20 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner

Jonathan A. Seiffer

John M. Baumer

Timothy J. Flynn

James D. Halper

Todd M. Purdy

Michael S. Solomon

W. Christian McCollum

Usama N. Cortas

J. Kristofer Galashan

Alyse M. Wagner

Cody L. Franklin

Adrian Maizey

Lily W. Chang

Lance J.T. Schumacher

Reginald E. Holden

Michael J. Kirton

Adam T. Levyn

Paras Mehta

Jeffrey Suer

John J. Yoon

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Chief Financial Officer and Assistant Secretary

Chief Operating Officer and Secretary

Vice President – Portfolio Services

Vice President – Tax

Vice President – Procurement

Vice President

Vice President

Vice President

Vice President

Vice President